Genetic Technologies

Quarterly Business Update

October 2021

Authorised by the Board of Directors of Genetic Technologies Limited

ASX: GTG
NASDAQ: GENE

Notice: Forward looking statements

The purpose of the presentation is to provide an update of the business of Genetic Technologies Limited (the Company) ACN: 009 212 328 (ASX:GTG; NASDAQ:GENE). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by the Company and should not be relied upon as an independent source of information. Please refer to the Company's website and/or the Company's filings to the ASX and SEC for further information.

The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside the Company's control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and the Company's current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution.

This presentation should not be relied on as a recommendation or forecast by the Company. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

Unlocking personalised preventative health

Significant progress has been made in understanding the role of hereditary risk in chronic disease, however, many chronic conditions cannot be predicted by this risk alone.

We're transforming the conversation. Transitioning from a one-size-fits-all model to personalised, predictive health assessment – where each person has the information, they need to manage their health according to their own risk.

Backed by over 20 years of experience, our doctors, scientist and technicians are translating genetic information into multi-tests that uniquely combine genetic and clinical risk models to predict risk of chronic diseases before onset.

We're empowering physicians to improve health outcomes for people around the world. Tracking disease to its source. Enabling a new era of personalised medicine.



Our Overview

01 | **02** | **03** | **04** | **05** | **06**

01 Our Vision & Brand Pillars

2021 Overview Where are we now

02 Our Markets

Prioritising the market entry strategy by region

03 Our Acquisition

EasyDNA - Building our Direct-to-Consumer growth pathway

04 Our Channels & Divisions

Focused on three distinct and target routes to market

05 Our Portfolio & Innovation

Executing through cutting edge innovation and 'game changing' partnerships

06 Our Capabilities

Aligning our internal capability aligned to execution

Highlights and Results overview – Qtr. 1, 2021



Receipts from Customers
A$'000
89
850
Full Year FY21 Actual
Q1 FY22 Actual

- Cash receipts of A$850k, a material increase on the prior quarter
- Acquired, settled and integrated the acquisition of EasyDNA, the primary channel for the increase in cash from operations, for US$4 million in cash and scrip
- Completed and submitted NATA validation pack for the Multi-Test; final step prior to the commercial launch of the Multi-Test
- Invested in self-funded collaborative study to enable expanded Breast Cancer risk testing for populations of African descent with Professor Colditz at Washington State University
- Published peer-reviewed paper titled "Ability of known colorectal cancer susceptibility SNPs to predict colorectal cancer risk: A cohort study within the UK Biobank" Gafni A, Dite GS, Spaeth Tuff E, Allman R, Hopper JL (2021) on PLoS
- Strong cash balance of A$15.7 million, providing 24 months of runway post the integration and revenue contribution from EasyDNA
- Net cash used for operations of A$1.9 million, due mainly to the increase in R&D and operating expenses as the Company executes on its commercialisation strategy

Results as published on the ASX Monday October 4, 2021

01: Our 2021 Snapshot

Signed multi-year distribution agreement

License and distribution agreement for COVID-19 Risk Test with IBX
Launched CIT in USA & AUS for other tests[1]

Focused on commercialisation of R&D

Over a decade of R&D translating to commercial launch of geneType for Breast Cancer, Colorectal Cancer & COVID-19
African American Breast Cancer Research Collaboration with Professor Colditz at Washington State University

On track to launch new Multi-test

New Multi-test development on track for serious disease risk including major oncological, metabolic and degenerative diseases - covering up to 70% of mortalities and morbidities

Acquired revenue generating platform

Acquired EasyDNA for US$4m in cash and script[2] providing global platform with US$4.63m in unaudited revenue in CY20

Solid balance sheet

A$15.7million cash balance following settlement of EasyDNA, providing a 24-month runway

Robust patent portfolio & clinical credibility

17 patents granted and 9 patent families pending multiple peer-reviewed publications and four collaborations with prestigious academic and medical establishments

1. geneType for Breast Cancer and Colorectal Cancer certified for sale via online sales platform.
2. Runway based on current cash projections and including the acquisition of EasyDNA

02: Our Markets and Collaborators

United States

geneType® Polygenic Risk Score (PRS) tests for breast, colorectal cancer and COVID-19 Risk Test available through **CLIA** Certified "High Complexity" Laboratories.

Further products expected to be submitted in next 12 months

Europe & UK

Commencing CE certification enabling EU launch of Novel genetic risk test in CY2021

EasyDNA available multiple EU countries and UK

Asia

(Inc. SEA, China and India)

H2 CY2021 to commence a scoping and Prioritising a market entry strategy into Asia

EasyDNA available in multiple countries across SEA

Australia & New Zealand

Certification by Australian regulators **NATA**, to sell into the Australian market

Two products[1] currently certified and further products expected to be submitted in next 12 months

Memorial Sloan Kettering Cancer Center

The University of Melbourne

ibx infinity biologix

Washington University in St. Louis Institute for Public Health

University of Cambridge

tgen

1 GeneType for Breast Cancer and Colorectal Cancer certified for sale via online sales platform.

02: A strategy to own the personalised, preventative health testing market

Brand Recognition and Advocacy

Thought leadership

Demonstrating our leadership by informing the conversation on personalised, preventative health care

Seeded content

Amplifying our impact by starting and informing conversations in key consumer and clinical channels

geneType advocacy

Building a group of clinicians and consumers willing to share with their colleagues and friends their experience with geneType

Commercialization and Branding

Sales & marketing

Core set of sales and marketing tactics and assets tailored by therapeutic area, and adapted by geography

Medical education

Motivating trial and purchase with medical education for clinicians and consumers

geneType Hubs

Empowering clinicians to use geneType. Their clinic becomes a geneType Hub that taps into a GP referral network and reinforcing their leadership in personalised, preventative health care

02: A cutting-edge geneType brand set for relaunch


geneType
Take control of your health with GeneType's genetic tests.
GeneType makes it easy to understand the risk for cancer and other serious diseases.

Mobile


About Us
Individuals
Providers
Investors
Sign in
Order Now
Take control of your health with GeneType's genetic tests.
GeneType makes it easy to understand the risk for cancer and other serious diseases.
Comprehensive Risk Assessment
MacBook Pro

Digital


Hi there,
Thanks,
geneType

Education

02: Core set of sales material to empower clinicians and consumers to trial and use geneType tests

- At-a-glance brochure
- Patient case studies
- Clinical Summaries
- Expert interviews


Take control of your health with GeneType's genetic tests.
GeneType makes it easy to understand the risk for cancer and other serious diseases.

- HCP Guide Book
- Management guide
- Patient booklet
- Clinic poster

03: EasyDNA – Acquisition of DTC Platform

- Acquired EasyDNA in August 2021 for US$4 million
- Current revenues of US$4.63 million through retail sales of its at-home DNA tests
- Agreements with 12 laboratories in North America, AsiaPac and Europe
- A platform to launch the geneType Multi Test and portfolio of serious disease tests across 40 countries*

easyDNA®

* Subject to local regulatory requirement

03: EasyDNA – Establishing our Lifestyle Division

- Headed by Kevin Camilleri
- EasyDNA currently sells paternity, oncology and health and wellbeing genomics-based tests
- This acquisition provides Genetic Technologies the foundation to grow in **40 countries**
- Expand the health-related tests with an extensive DTC marketplace


EasyDNA
DNA Testing & Paternity Testing
Starting at Only $195 AUD
Fast
Affordable
Reliable
ISO 17025
SEE OFFER
SEE OFFER
Paternity Tests
Relationship Tests
Prenatal Tests
Ancestry Tests
Health & Wellbeing Tests
Oncology Tests
Clinical & Molecular Tests
Animal Tests
MacBook Pro

04: Our Pathways

Medical – Business to Business (B2B)

A communication and execution plan curated for

Payers / Insurers

Primary Care Physicians

Specialists

Surgeons

Allied Health

Certifying reimbursable germline testing platform

BRCA test

LYNCH Syndrome test

*(More to follow)**

Consumer initiated testing (CIT) with medical supervision

Launched US and Australia CIT platforms in 2020 with medical supervision with:

InTeleLabs in the US

Phenix Health in Australia

Current products include:

geneType for Breast Cancer

geneType for Colorectal Cancer

AUD$349 / US$249 per test



Direct to consumer testing (DTC) with no medical supervision

Recent Acquisition announced for EasyDNA

easyDNA

Leverage for paternity, ancestry, gut microbiome testing and non-medical related genomic tests

www.Easydna.com

Provides Genetic Technologies the foundation to grow in **40 countries**

Agreements with **12 laboratories in North America, AsiaPac and Europe**

* Corporates and Insurance market entry assessment in progress.

04: Our Divisions

- Emerging divisions
- Existing divisions

Oncology
BC, CRC, PC, Melanoma

CVD
(Heart Disease)
IHD, AF

COVID-19
Serious disease risk (SDR)

Metabolic diseases
Diabetes

Pharmoco-Genetics &
Companion diagnostics

Germline testing
BRCA, Lynch Syndrome and Somatic testing

Mental Health
by Taliaz

Lifestyle
Ancestry and Microbiome

geneType
Genetics for Life

NEW – Universal collection test kit to support Multi Test Launch


Test Kit
GeneType Collection Kit
Exempt human specimen

NEW Universal sample collection kit with TGA, FDA and EU regulatory approval[1]

BC = Breast Cancer; CRC = Colorectal Cancer; PC = Prostate Cancer; CVD = Cardiovascular Disease; IHD = Ischemic Heart Disease; Atrial Fibrillation

1. TGA, FDA and EU regulatory approval granted to the sponsor, DNA Genotek

05: Our Innovation

geneType integrates genetic risk and clinical risk to better stratify individual risk. Patients with potentially high risk may exceed actionable clinical guidelines 10 – 15 years earlier than those with low risk [1,2,3]

Breast Cancer (BC)[1]



B
Women with family history
<20
20-40
40-60
60-80
>80
Age, y

Colorectal Cancer (CRC)[2]



Cumulative risk of CRC
Highest quintile SNP risk
Average SNP risk
Lowest quintile SNP risk
Two first-degree relatives with CRC
No family history
Age (years)

Chronic Heart Disease (CHD)[3]



Males in Framingham Heart Study (FHS)
Cumulative risk of CHD (%)
10% of men with the lowest genetic risk suffer a coronary event by 63 years old
10% of men with the highest genetic risk suffer a coronary event by 51 years old
Age (years)

Low polygenic risk score

High polygenic risk score

geneType detects patients at an actionable risk of serious disease
10 – 15 years earlier than currently possible
Potentially significantly improving patient outcomes and health economics

1 Mavaddat et al. (2015) JNCI.
2 Jenkins et al. (2019) Familial Cancer.
3 Abraham et al. (2016) Eur Heart J.

05: Our Portfolio – Driving Growth

CIT Platform in AUS and USA selling BRC and CRC		**Moderate Revenue Expectations Q2 CY 2021**
IBX COVID Risk Test released for sale May 31, 2021	 ibx infinity biologix	**Revenue Commenced Q2 CY 2021**
100% Germline + PRS test for Breast Cancer and CRC to launch in AU & USA	 BRCA Panel; Lynch Syndrome. Expanding into reimbursable space	**Commercially Available Q4 CY 2021**
Multi Test to provide risk assessment for >70% of all morbidities to launch	 Market Release to include up to 70% of morbidity: Breast Cancer; Colorectal Cancer; Cardiovascular Disease; Type 2 Diabetes; Melanoma; Prostate Cancer	**Commercially Available Q4 CY 2021**

December 2020 — April 2021 — July 2021 — H2 2021 →

05: Significant market opportunity

To provide predictive, pre-symptomatic testing to inform lifestyle choices and healthcare discussions

Guideline driven, reimbursable for inherited and non inherited disease

Near Term Addressable Market

281,550[5]
Diagnosis of breast cancer annually in United States
(19,974 cases diagnosed annually in Australia[3])

+

1st degree relatives

=

GTG Target Market for

BRCA Panel + Breast Cancer PRS Testing
providing up to 100% genetic risk cover screening


BRCA


breast
cancer

149,500[6]
Diagnosis of colorectal cancer annually in United States
(15,494 cases diagnosed annually in Australia[4])

+

1st degree relatives

=

GTG Target Market for

LYNCH Syndrome Panel + Colorectal Cancer PRS Testing
providing up to 100% genetic risk cover screening


LYNCH
Syndrome


colorectal
cancer

Global Predictive Genetic Testing Market anticipated to exceed $28bn by 2026[1]

1. Genetic Testing Market Size By Test Type (Predictive Testing, Carrier Testing, Prenatal and New-born Testing, Diagnostic Testing, Pharmacogenomic Testing, Nutrigenomic Testing), By Application (Cancer, Genetic Disease, Cardiovascular Disease), Industry Analysis Report, Regional Outlook, Application Potential, Competitive Market Share & Forecast, 2020 – 2026; Published Date: Feb 2020; Authors: Sumant Ugalmugle, Rupali Swain
2. PRS = Polygenic Risk Score
3. https://www.canceraustralia.gov.au/affected-cancer/cancer-types/breast-cancer/breast-cancer-australia-statistics
4. https://www.canceraustralia.gov.au/affected-cancer/cancer-types/bowel-cancer/bowel-cancer-colorectal-cancer-australia-statistics
5. https://www.cancer.org/cancer/breast-cancer/about/how-common-is-breast-cancer.html
6. https://www.cancer.net/cancer-types/colorectal-cancer/statistics

05: Our Innovation - Multi Test

A companion diagnostic PRS to help identify risk of serious disease for up to 70% of Mortalities and Morbidities
Committed to continually invest in developing multi population testing solutions

- Phase 1 Launch [2]
- Phase 2 Launch [3]

1 Oncology
- Breast Cancer
- Colorectal Cancer
- Prostate Cancer
- Melanoma
- Pancreatic Cancer
- Ovarian Cancer

2 Cardiovascular
- Atrial Fibrillation
- Coronary Artery Disease

3 Metabolic
- Type 2 Diabetes

4 Mental Health
- Taliaz

GeneType Multi-test to include >70% of mortality & morbidity



Test Kit
GeneType Collection Kit
Exempt human specimen

NEW Universal sample collection kit with TGA, FDA and EU regulatory approval[1]

1. TGA, FDA and EU regulatory approval granted to the sponsor, DNA Genotek
2. Commercial availability expected Q4 CY2021
3. Commercial availability expected Q1 CY2022

05: Our Innovation - Multi Test

Phase 1 Launch Test reports – NATA Validation pack submitted

- Phase 1 Launch [2]
- Phase 2 Launch [3]



GeneType for Ovarian Cancer
0.07%
2.30%
GeneType for Breast Cancer
1.31%
25.04%
GeneType for Prostate Cancer
0.23%
50.00%
GeneType for Coronary Artery Disease
47.03%
GeneType for Colorectal Cancer
3.14%
23.69%
GeneType for Type 2 Diabetes
32.03%
RCPA

1. TGA, FDA and EU regulatory approval granted to the sponsor, DNA Genotek
2. Commercial availability expected Q4 CY2021
3. Commercial availability expected Q4 CY2022

06: Our Capability


geneType
Genetic based preventative health platform

Dedicated Innovation Hub
Developing and capturing the next generation of innovation in genomics

Marketing and Positioning
Creating a consumer and patient led infrastructure for a direct to consumer e-commerce and B2B sales platform

Enhanced Sales and Distribution
Capitalise on Licensing, JV and M&A opportunities
Partner with leading commercial labs in regions

Commercial Finance
Innovation underpinned by controlled operating expenditure

Education and Advisory
Leveraging partnerships with institutions
Oversight and advise to guide ethics and inform innovation

Enhanced IT infrastructure
Futureproofing our platform

Internal Structure
Resourced to deliver with significant medical and business acumen inhouse to continue to drive value

01

Our Vision & Brand Pillars

02

Our Markets

Targeted and deliberate

03

Our Acquisition

Positioned for growth

04

Our Channels & Divisions

Focused and distinct

05

Our Portfolio & Innovation

Cutting edge innovation

06

Our Capabilities

Aligned to execute

Thank you

Corporate
Simon Morriss
Genetic Technologies
simon.morriss@gtglabs.com

Investor Relations
Stephanie Ottens
+61 434 405 400
stephanie.ottens@marketeye.com.au

Appendices

Our Intellectual Property

7 Patents granted in the US

- Patent 11,031,098, Computer systems and methods for genomic analysis
- Patent 10,683,549, Methods for assessing risk of developing breast cancer
- Patent Nos. 9,051,617; 9,068,229 and 9,702,011 covering three of the core genetic markers included in the BREVAGenplus® risk assessment test
- Patent No. 7,127,355 offering broad protection re: methods of genetic analysis (the concept of combining clinical risk assessment with genetic risk factors to improve predictability over clinical risk assessment alone)
- Patent No. 6,969,589 covering the identification of informative SNPs

5 Patents granted in China

- Patent Nos. 200680051710.0; 201310524782.4; 201310524916.2 and 201310524765.0 "Markers for Breast Cancer"
- Patent No. 201080033130.5 Methods for Breast Cancer Risk Assessment

5 Patents granted in Hong Kong

- Patent Nos. 09101235.4; 12112875.1; 12112368.5 and 12112874.2 "Markers for Breast Cancer"
- Patent No. 12109000.5 Methods for Breast Cancer Risk Assessment

9 Patent families pending

- Methods for breast cancer risk assessment
- Methods for assessing risk of developing breast cancer
- Improved methods for assessing risk of developing breast cancer
- Markers for breast cancer
- Methods for genetic analysis
- Methods for genomic analysis
- Methods for assessing risk of developing colorectal cancer
- Methods of assessing risk developing a disease
- Methods for assessing risk of developing a severe response to coronavirus infection

Board and Management:
Sales and Scientific expertise leading GTG



Mr. Peter Rubinstein
BEc, LLB
Chairman - Non – Executive Director



Dr. Lindsay Wakefield
MBBS
Non – Executive Director



Mr Nick Burrows
B.Com, FAICD, FCA, FGIA, FTIA, F Fin
Non – Executive Director



Simon Morriss
GAICD
Chief Executive Officer



Dr. Jerzy "George" Muchnicki
MBBS
Executive Director & Chief Medical Officer



Erika Spaeth
PhD
Director of Clinical Affairs & Medical Education



Richard Allman
BSc, PhD
Chief Scientific Officer



Mike Tonroe
BSc, FCA, MAICD
Chief Financial Officer



Carl Stubbings
Chief Commercial Officer

Strong Scientific Leadership: Advisory Board



Professor Jon Emery

MBBCh MA DPhil FRACGP MRCGP
Research & Education Lead, Primary Care Integration, Victorian Comprehensive Cancer Centre Herman Chair of Primary Care Cancer Research, University of Melbourne



Professor Finlay Macrae AO

MBBS, MD, FRACP, FRCP, AGAF MWGO is Principal Fellow and Professor, Department of Medicine, University of Melbourne, and Head of Colorectal Medicine and Genetics, The Royal Melbourne Hospital



Ora K. Gordon, M.D.

MD, MS, FACMG
Regional Medical Director, Center for Clinical Genetics & Genomics. Clinical Director, PSJH Population Health Genomics Program. Chair, Integrated Network Cancer Program, Professor of Genetics, St John Cancer Institute

Financial Overview

- Cash burn of A$1.94 million a decrease on prior quarter (Q4 FY'21: A$2.12 million) as a result of product sales, mainly from the EasyDNA brand
- Cash reserves of A$15.7 million after EasyDNA acquisition costs of A$3.5 million give 24 month runway to:
  - Support the introduction and distribution of new geneType products in the United States and Europe
  - Develop the direct-to-consumer sales channel through EasyDNA
  - Reimbursement studies for the polygenic risk tests;
  - Introduction of germline testing division;
  - General product research and development; and
  - For general working capital and potential acquisitions.

$A'000	30 June 2021	30 Sep 2021	Change
Net operating cashflow	(2,116)	(1,939)	8%
Receipts from customers	850	68	92%
Research and Development and Staff costs	1,215	1,321	(9%)
Cash	20,903	15,742	(25%)

Corporate Overview

Top 50 share registry breakdown


Other, 20%
Board & Management , 6%
BNY Mellon, 74%

Dual Listed on the ASX and Nasdaq

Financial Information	
Share price (AUD) as at 18 October 2021	0.7c
ADR price (USD) as at 18 October 2021	$3.00
Ord Shares on Issue (M)	9,226
ASX 52-week trading (AUD low/high)	0.6/1.4c
Nasdaq 52-week trading (USD low/high)	2.77/8.18
Market Cap (AM/USM)	**64.58/46.13**
Cash at 30 June 2021	A$20.9m
Cash at 30 September 2021	A$15.7m
Debt (30 June and 30 September 2021)	nil

Defined Terms

Common Complex Diseases (CCP) – A complex disease is caused by the interaction of multiple genes and environmental factors. Complex diseases are also called multifactorial. Examples of common complex diseases include cancer and heart disease.

Polygenic risk score - a number associated with one's disease risk based on the aggregated effects of individual risk variants through a multiplicative algorithm.

Variant - Single Nucleotide polymorphism (SNP), an alteration in DNA that may be a common or rare event.

Genomic - pertaining to function of genetics from structure to relationship between genetic events.

Genetic - pertaining to a gene.

GWAS - genome-wide association studies are large population level studies which enable scientists to identify genes and genetic markers involved in human disease. This method searches the genome for SNPs that occur more frequently in people with a particular disease than in people without the disease. Each study can look at hundreds or many thousands of SNPs at the same time. Researchers use data from this type of study to pinpoint genetic variations that may contribute to a person's risk of developing a certain disease.

SNP - Single nucleotide polymorphisms, frequently called SNPs (pronounced "snips"), are the most common type of genetic variation among people. Each SNP represents a difference in a single DNA building block, called a nucleotide. For example, a SNP may replace the nucleotide cytosine (C) with the nucleotide thymine (T) in a certain stretch of DNA.

Serious Disease Risk (SDR) - Risk associated with acquiring COVID-19 and requiring hospitalisation withs its associated morbidities and mortalities.

Germline Testing – Germline testing is done on cells that do not have cancer. It is done to see if a person has a gene mutation that is known to increase the risk of developing cancers and other health problems. This test uses cells (such as blood or skin cells) that do not have any cancer cells. Germline mutations can sometimes be passed down from parents.

Clinical Laboratory Improvement Amendments (CLIA) - Regulates laboratory testing and require clinical laboratories to be certified by the Center for Medicare and Medicaid Services (CMS) before they can accept human samples for diagnostic testing

National Association of Testing Authorities (NATA) - the authority responsible for the accreditation of laboratories, inspection bodies, calibration services, producers of certified reference materials and proficiency testing scheme providers throughout Australia. It is also Australia's compliance monitoring authority for the OECD Principles of GLP. NATA provides independent assurance of technical competence through a proven network of best practice industry experts for customers who require confidence in the delivery of their products and services.

Next Generation Sequencing (NGS) – Next-generation sequencing (NGS), also known as high-throughput sequencing, is the catch-all term used to describe a number of different modern sequencing technologies. These technologies allow for sequencing of DNA and RNA much more quickly and cheaply than the previously used Sanger sequencing, and as such revolutionised the study of genomics and molecular biology.

Laboratory Developed Tests (LDT) – A type of in vitro diagnostic test that is designed, manufactured and used within a single laboratory.

Consumer Initiated Tests (CIT) - laboratory testing that is initiated by the consumer without a physician order but reviewed and communicated back to the consumer via a physician.

Direct to Consumer (DTC) – laboratory testing that is initiated by the consumer without a physician order. The results are reported back directly to the consumer.